Lixte Biotechnology Holdings, Inc.

680 East Colorado Boulevard, Suite 180

Pasadena, California 91101

February 10, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LIXTE BIOTECHNOLOGY HOLDINGS,INC - Request to Withdraw Registration Statement on Form S-1 - File No. 333-282781

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Lixte Biotechnology Holdings, Inc. (the “Company”) hereby requests the withdrawal, effective immediately, of Registration Statement on Form S-1, as amended, File No. 333-282781 (the “Registration Statement”), which was originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on October 23, 2024. The Company intends to currently pursue its financing needs by utilizing its availability under its effective S-3 registration statement and/or pursuant to a private offering of securities.

The Company confirms that no securities have been sold under the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

If you have any questions about this withdrawal request, please contact our legal counsel, David Ficksman of TroyGould PC, at 310-789-1290.

Very truly yours,

Lixte Biotechnology Holdings, Inc.

By:	/s/ Bastiaan van der Baan
Bastiaan van der Baan
Chief Executive Officer